UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 2
                                       TO
                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13D-2(A)

                                 PARTSBASE, INC.
                                 ---------------
                                (Name of Issuer)

                         Common Stock - $.001 Par Value
                         ------------------------------
                         (Title of Class of Securities)

                                   70214P 109
                                 ---------------
                                 (CUSIP Number)


                             Robert A. Hammond, Jr.
                              905 Clint Moore Road
                            Boca Raton, Florida 33487
                                 (561) 953-0700
                            -------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  May 30, 2002
                                  ------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].



                                  SCHEDULE 13D
------------------------                        --------------------------------
CUSIP No. 70214P 109    |                       |      Page 1 of 6 Pages       |
-------------------------                       --------------------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Robert A. Hammond, Jr.
    Social Security # - ###-##-####

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a): [X] |
                                                                     (b): [ ] |
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT         |
     TO ITEMS 2(d) or 2(e)                                                [ ] |
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

--------------------------------------------------------------------------------
              | 7| SOLE VOTING POWER
  Number of   |  | 9,150,000 shares of common stock
   Shares     |-----------------------------------------------------------------
Beneficially  | 8| SHARED VOTING POWER
  Owned by    |  | 0
    Each      |-----------------------------------------------------------------
 Reporting    | 9| SOLE DISPOSITIVE POWER
  Person      |  | 9,150,000 shares of common stock
    With      |-----------------------------------------------------------------
              |10| SHARED DISPOSITIVE POWER
              |  | 0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    9,150,000 shares of common stock

--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    Approximately 64.77% of the issued and outstanding common stock.

--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN



                                 SCHEDULE 13D
------------------------                        --------------------------------
CUSIP No. 70214P 109    |                       |      Page 2 of 6 Pages       |
-------------------------                       --------------------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    R. Hammond, L.P.
    IRS Identification  # - ###-##-####

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a): [X] |
                                                                     (b): [ ] |
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT         |
     TO ITEMS 2(d) or 2(e)                                                [ ] |
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    INSERT STATE OF ORGANIZATION

--------------------------------------------------------------------------------
              | 7| SOLE VOTING POWER
  Number of   |  | 0 shares of common stock
   Shares     |-----------------------------------------------------------------
Beneficially  | 8| SHARED VOTING POWER
  Owned by    |  | 4,500,000
    Each      |-----------------------------------------------------------------
 Reporting    | 9| SOLE DISPOSITIVE POWER
  Person      |  | 0 shares of common stock
    With      |-----------------------------------------------------------------
              |10| SHARED DISPOSITIVE POWER
              |  | 4,500,000
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    4,500,000 shares of common stock

--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    Approximately 32.2% of the issued and outstanding common stock.

--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    PN

--------------------------------------------------------------------------------

                                   ATTACHMENT

                                                            CUSIP No. 70214P 109

Item 4.  Purpose of Transaction.

     As disclosed on Schedule 13D filed by the Reporting Persons on April 10, 2002 (the "Initial Schedule"), as amended on Amendment No. 1 to Schedule 13D filed on May 3, 2002 ( "Amendment No. 1"), the Reporting Persons submitted a proposal to the Board of Directors of PartsBase on April 5, 2002 (the "Initial Proposal Letter"), pursuant to which the Reporting Persons, through a company to be formed, would acquire all of the outstanding shares of common stock of PartsBase in accordance with the terms and conditions set forth therein. The Initial Proposal Letter, a copy of which is attached to the Initial Schedule, provides that $1.02 per share would be paid to each shareholder of PartsBase upon the consummation of the merger. On May 30, 2002, the Reporting Persons submitted a letter to the Special Committee of the Board of Directors of PartsBase increasing the consideration to be paid to the shareholders upon the consummation of the merger from $1.02 per share to $1.25 per share. The proposal set forth in the May 30, 2002 letter, a copy of which is attached hereto as Exhibit B, is specifically conditioned on upon the execution of a definitive merger agreement by the close of business on Friday, June 7, 2002. All other terms and conditions of the Initial Proposal Letter remain in full force and effect.

Item 7.  Material to be Filed as an Exhibit.

         Exhibit A -       Joint Filing Agreement dated April 5, 2002 by and
                           between the Reporting Persons.

         Exhibit B -       Letter dated May 30, 2002, from Mr. Hammond and
                           R. Hammond, L.P. to the Special Committee of the
                           Board of Directors of PartsBase.


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

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   May 31, 2002
                                                /s/Robert A. Hammond, Jr.
                                                -------------------------
                                                   Robert A. Hammond, Jr.

                                                R. Hammond, L.P.

                                                By: /s/Robert A. Hammond, Jr.
                                                    -------------------------
                                                       Robert A. Hammond, Jr.
                                                        General Partner



                                     4 of 6

                                    Exhibit A

                             Joint Filing Agreement


     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned parties hereby agree to file jointly the statement on Schedule 13D (including any amendments thereto) with respect to the Common Stock, $.001 par value per share, of PartsBase, Inc.

     It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of information concerning such party contained therein, but such party is not responsible for the completeness and accuracy of information concerning the other party unless such party knows or has reason to believe that such information is inaccurate.

     It is understood and agreed that a copy of this agreement shall be attached as an exhibit to the statement on Schedule 13D, and any amendments thereto, filed on behalf of the parties hereto.

Dated:   April 5, 2002
                                              /s/ Robert A. Hammond, Jr.
                                                  -----------------------
                                                  Robert A. Hammond, Jr.


                                               R. Hammond, L.P.
                                               By:/s/ Robert A. Hammond, Jr.
                                                  --------------------------
                                                      Robert A. Hammond, Jr.
                                                      General Partner


                                     5 of 6

                                    Exhibit B



                                                                 May 30, 2002



Special Committee of the Board of Directors
PartsBase, Inc.
905 Clint Moore Road
Boca Raton, FL 33487

Gentlemen:

     In our previous correspondence to you we have outlined the basic terms and conditions of the proposed acquisition (the "Merger") of PartsBase, Inc. by Robert A. Hammond, Jr. and R. Hammond, LP (the "Buyers") by a company to be formed by the Buyers. While this letter does not constitute a legally binding agreement and as previously mentioned to you, a Buyers' proposal is subject to any negotiation and execution of a definitive merger agreement (the "Agreement"), this letter does evidence Buyers' continuing good faith and intention to proceed with the Merger.

     All of the terms and conditions set forth in the previous letter delivered to the Company dated April 5, 2002, remain in full force and effect.

     This letter shall serve as the Buyers' intention to proceed with the Agreement which would provide that each PartsBase shareholder, other than the Buyers, would receive $1.25 per share of PartsBase common stock. This Buyers' offer is conditioned upon execution of a definitive merger agreement by the close of business on Friday, June 7, 2002.

     This letter evidences the intents of Buyers to continue to proceed in good faith to pursue the Merger described above subject to conditions stated herein and in our previous letter to you. This shall not constitute a legal or binding agreement of Buyers and the Merger is expressly conditioned upon Buyers or Newco entering into an Agreement and upon satisfaction of the conditions contained therein.

                                            Very truly yours,

                                            /s/ Robert A. Hammond, Jr.

                                            Robert A. Hammond, Jr.



                                     6 of 6
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